BANK OF AMERICA

Amendment to Documents

AMENDMENT NO. 1 TO BUSINESS LOAN AGREEMENT

This Amendment No. 1 (the "Amendment") dated as of October 8, 1999, is between Bank of America, N.A. (the "Bank") and New Horizons Worldwide, Inc. (the "Borrower").

RECITALS

      A. The Bank and the Borrower entered into a certain Business Loan Agreement dated as of August 23, 1999 (the "Agreement").

      B. The Bank and the Borrower desire to amend the Agreement.

AGREEMENT

      1. Definitions. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Agreement.

      2. Amendments. The Agreement is hereby amended as follows:

           2.1 A new Paragraph 1.5(b) is added to the Agreement, which reads in its entirety as follows:

            "(b)The IBOR Rate plus one and three-quarters percentage points (1.75%)."

           2.2 A new Paragraph 2.5(b) is added to the Agreement, which reads in its entirety as follows:

             "(b) The IBOR Rate plus one and three-quarters percentage points (1.75%)."

           2.3 A new Paragraph 3.3 is added to the Agreement, which reads in its entirety as follows:

             "3.3 IBOR Rate. The election of IBOR Rates shall be subject to the following terms and requirements:

            (a)  The interest period during which the IBOR Rate will be in effect will be one year or less. The last day of the interest period will be determined by the Bank using the practices of the offshore dollar inter-bank market.

             (b)  Each IBOR Rate Portion will be for an amount not less than the following:

               (i)  for interest periods of 91 days or longer, Five Hundred Thousand Dollars ($500,000).

               (ii)  for interest periods of between 30 days and 90 days, One Million Dollars($1,000,000).

               (iii) for interest periods of between 2 days and 29 days, an amount which, when multiplied by the number of days in the applicable interest period, is not less than thirty million (30,000,000) dollar-days.

               (iv)  for interest periods of one day, Fifteen Million Dollars ($15,000,000).

             (c) The Borrower may not elect an IBOR Rate with respect to any principal amount which is scheduled to be repaid before the last day of the applicable interest period.

            (d) The “IBOR Rate” means the interest rate determined by the following formula, rounded upward to the nearest 1/100 of one percent. (All amounts in the calculation will be determined by the Bank as of the first day of the interest period.)

    IBOR Rate = IBOR Base Rate
    (1.00 - Reserve Percentage)

      Where,

              (i) “IBOR Base Rate” means the interest rate at which the Bank’s Grand Cayman Branch, Grand Cayman, British West Indies, would offer U.S. dollar deposits for the applicable interest period to other major banks in the offshore dollar inter-bank market.

              (ii) “Reserve Percentage” means the total of the maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.

            (e) Each prepayment of an IBOR Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid, and a prepayment fee as described below. A “prepayment” is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement. The prepayment fee shall be equal to the amount (if any) by which:

              (i) the additional interest which would have been payable during the interest period on the amount prepaid had it not been prepaid, exceeds

              (ii) the interest which would have been recoverable by the Bank by placing the amount prepaid on deposit in the domestic certificate of deposit market, the eurodollar deposit market, or other appropriate money market selected by the Bank for a period starting on the date on which it was prepaid and ending on the last day of the interest period for such Portion (or the scheduled payment date for the amount prepaid, if earlier).

            (f) The Bank will have no obligation to accept an election for an IBOR Rate Portion if any of the following described events has occurred and is continuing:

              (i) Dollar deposits in the principal amount, and for periods equal to the interest period, of an IBOR Rate Portion are not available in the offshore dollar inter-bank market; or

               (ii) the IBOR Rate does not accurately reflect the cost of an IBOR Rate Portion."

        3 Representations and Warranties. When the Borrower signs this Amendment, the Borrower represents and warrants to the Bank that: (a) there is no event which is, or with notice or lapse of time or both would be, a default under the Agreement except those events, if any, that have been disclosed in writing to the Bank or waived in writing by the Bank, (b) the representations and warranties in the Agreement are true as of the date of this Amendment as if made on the date of this Amendment, (c) this Amendment is within the Borrower’s powers, has been duly authorized, and does not conflict with any of the Borrower’s organizational papers, and (d) this Amendment does not conflict with any law, agreement, or obligation by which the Borrower is bound.

        4 Effect of Amendment. Except as provided in this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect.

This Amendment is executed as of the date stated at the beginning of this Amendment.

Bank of America, N.A.	New Horizons Worldwide, Inc.

X _________________________	X _________________________
By: Jan Okinishi, Vice President	By: Thomas Bresnan, President and Chief Executive Officer